Charlie Blume
Compliance Manager
Wells Fargo Securities, LLC
MAC H0004-05E
5th Floor
St. Louis, MO 63103
314-875-8691

October 16, 2024

U.S Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A.
SBSE A/A Summary of Changes

1. Added Sharif M Saba as Principal on Schedule A
2. Added Jill D Trainor as Principal on Schedule A
3. Added James L Wang as Principal on Schedule A
4. Added Danny D Smith as Principal on Schedule A
5. Added Daniel E George as Principal on Schedule A
6. Added Greogry J Gruber as Principal on Schedule A
7. Current 7R was uploaded
8. Schedule B, no new items added. Previous items have been uploaded and saved

Sincerely,

Charlie Blume

Wells Fargo Bank, N.A.